May 31, 2016

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

Securities and Exchange Commission

Washington, D.C.

Re:	Bare Metal Standard, Inc.

Amendment No. 1 to Registration Statement of Form S1

Filed on

File No. 333-210321

In respond to your letter dated April 18, 2016;

General

Your registration statement is inconsistent regarding the securities you are offering, but you appear to be registering the offer and sale of units consisting of one share of common stock and one warrant as well as the common stock and warrants. In this regard, please revise throughout your registration statement to clarify the securities you are offering and provide the requisite disclosure. In addition, please file a revised legality opinion that includes an opinion with respect to each security you are registering. If you are offering units, your fee table should cover the units, common shares, warrants, and the shares underlying the warrants if the warrants are exercisable within one year. For additional guidance on the fee table, please refer to our Compliance and Disclosure Interpretations, Securities Act Rules, Questions 240.05 and 240.06, available on our website

We have made the changes throughout the document. We have also

Included a new legal opinion.

Based on your limited operations and nominal assets, it appears that you are a shell company. Please revise your disclosure on the cover page and throughout as appropriate, including your discussion of the current status of your company on page 6 and your discussion of Rule 144 on page 30, to indicate that you are a shell company. Refer to Securities Act Rule 405 and SEC Release 33-8869 (Dec. 6, 2007).

We have made the adjustments on all three paragraphs.

We note your disclosure on page 26 that you have not previously entered and do not intend in the future to enter into negotiations or discussions with representatives or owners of any other businesses or companies regarding the possibility of an acquisition or merger. However, you appear to be a blank check company as defined in Rule 419 of Regulation C because of your stage of development, issuance of penny stock, the internal inconsistencies in your registration statement, lack of revenues, assets, expenses, operations, products or services, and inability to meet offering expenses. The Commission has stated that it will “scrutinize registered offerings for attempts to create the appearance that the registrant has a specific business plan, in an effort to avoid the application of Rule 419.” See Release No. 6932 (April 13, 1992). Alternatively, please provide your legal and factual analysis of the reasons you believe that you are not a blank check company and prominently state on your prospectus cover page that you are not a blank check company.

Your legal conclusion is erroneous.  Bare Metal Standard is not a blank check company.  Rule 419(a)(2) defines the term “blank check company” to mean a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, and is issuing a “penny stock”, as defined in Rule 3a51-1 of the Securities Exchange Act of 1934.  Bare Metal Standard has a specific plan and purpose.  Bare Metal Standard’s business purpose and specific plan is to engage in the business of commercial kitchen grease exhaust system cleaning, and to develop a franchise system in the service of commercial kitchen grease exhaust systems.  Further, Bare Metal Standard, as you have pointed out in your comment, has affirmatively disclosed that it has no intention of seeking out merger candidates.  In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that “…start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”  If start-up companies were subject to Rule 419, all start-up businesses would be considered blank check companies.

Accordingly, per your request, we have prominently stated on the prospectus cover page that we are not a blank check company.

We note your disclosure on page 3 which indicates that you may elect to comply with certain reduced public company reporting requirements because you are an emerging growth company. Please revise your disclosure to indicate whether you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. Please also revise your disclosure to indicate that such election is irrevocable.

We have deleted that statement.

1.
We note that your registration statement lacks significant required information, such as disclosure on recent sales of unregistered securities to your executives and others and disclosure of executive and director indemnification. Specifically, please provide the information required by:

•	Item 102 of Regulation S-K, Description of property;
•
Item 404 of Regulation S-K, Transactions with related persons, promoters and certain control persons. We note that you appear to have promoters as that term is defined in Rule 405 of Regulation C and that you make reference to promoters throughout your registration statement;

•	Item 511 of Regulation S-K, Other expenses of issuance and distribution. Insofar as practicable, please include taxes and transfer agent fees;
•	Item 701 of Regulation S-K, Recent sales of unregistered securities. To this end, we note your current executives and others purchased your securities within the past three years; and,
•
Item 702 of Regulation S-K, Indemnification of directors and officers. To this end, we note Article VII of your Bylaws provides for indemnification of officers, directors and legal representatives of your company.

We have not sold any securities to anybody to date. We issued our executives shares for expenses they have incurred to date.

 We note references throughout your prospectus to selling shareholders, such as in the fee table, in the description of the current status of the company on page 6 and in your Risk Factors section on page 12. We also note that the amounts of securities attributed to the selling shareholders correspond to the amounts of securities the company intends to offer. Please clarify what kind of offering you are attempting to register. Please revise your registration statement accordingly and provide the information called for by Item 507 of Regulation S-K, or remove all references to the selling shareholders.

The proper corrections have been made throughout the document.

Please advise us of all registration statements of companies for which your officers and directors may have acted as promoters or in which they had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between these individuals and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Our Officers and or Directors have never previously acted
as stock promoters, have any relationships with anybody
who has or been involved in any business that has.

We note that the offering will be open until all shares have been sold or a period of 12 months from the effective date of the registration statement. As such, it appears that the offering will be on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933.  Please check the Rule 415 box on the registration statement cover page

We have checked the 415 box.

Please revise to include the “Subject to Completion” legend on the outside front cover page, or affirm that you will not use the prospectus before the date of effectiveness. See Item 501(b)(10) of Regulation S-K.

We have inserted the following

The information in this Prospectus is not complete and may be changed.  We will not sell these securities until the registration statement filed with the SEC is effective.  This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Please revise your summary to state that your auditors have issued a going concern opinion.

We have added the following statement;

Our independent registered public accountant firm has issued an audit opinion for Bare Metal Standard, Inc. which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

Please include the dealer prospectus delivery obligation on the outside back cover page of your prospectus.  See Item 502(b) of Regulation S-K.

We have inserted the following statement;

Until _____, 2015, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Given that you have total assets of $36, estimate that you will require $82,500 of proceeds from this offering in order to start your business, estimate this offering will cost $65,000, and that you will incur $40,000 in professional fees to remain public for 12 months, it is unclear why you state that you have enough cash on hand to fund the continued and ongoing development of your company. Please revise your disclosure accordingly.

We have adjusted that paragraph.

Please provide a line item for the total amount of shares of common stock outstanding after the present offering.  We note the disclosure on page 18.

We have added accordingly the information required.

 ,Please add a risk factor at the beginning of the Risk Factor section addressing your independent registered public accounting firm’s opinion regarding the substantial doubt about your ability to continue as a going concern.

We have added the following statement.

Our independent registered public accountant has issued an audit opinion for Infinity Distribution Inc. which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

Please add here a risk factor that discusses the risks related to the fact that your offering is being made on a best efforts basis with no minimum level of shares required to be sold for the offering to proceed. Your risk factor should discuss the possibility that you may raise only a nominal amount of proceeds and you may be unable to implement your business plan.

We have added the following statement.

WE ARE SOLELY DEPENDENT UPON THE FUNDS TO BE RAISED IN THIS OFFERING TO START OUR BUSINESS, THE PROCEEDS OF WHICH MAY BE INSUFFICIENT TO ACHIEVE REVENUES AND PROFITABLE OPERATIONS. WE MAY NEED TO OBTAIN ADDITIONAL FINANCING WHICH MAY NOT BE AVAILABLE.

Our current operating funds are less than necessary to complete our intended Operations. We need the proceeds from this offering to commence activities that will allow us to begin seeking financing of our business plan. We have had limited operations and no income. The proceeds of this offering may not be sufficient for us to achieve revenues and profitable operations. We may need additional funds to achieve a sustainable level where ongoing operations can be funded out of revenues. There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us.

Please explain to us the meaning of the last sentence of the first paragraph in this risk factor.

We have deleted the last sentence.

The risks disclosed in the last three paragraphs of this risk factor do not appear to be related to the risk factor heading. Please create separate risk factors with their own headings for each of the three risks discussed in the last three paragraphs.

We have deleted the paragraphs

You state that you are registering shares being sold to investors in a private placement. Please note that the sale of shares begun privately must be completed privately and not in a registered offering. This and the other disclosure noted in our comments above demonstrate the confused nature of this offering.  Please revise your registration statement accordingly.

We have made the adjustments throughout the document.

Please describe the factors you considered in determining the exercise price of your warrants.  See Item 505(b) of Regulation S-K.

We have articulated how we determined our price

Please revise your dilution table to comply with Item 506 of Regulation S-K.

Table has been updated

As noted in our comment above, once you have clarified the securities you seek to register, please provide a description of all such securities. Refer to Item 202(c) and (d) of Regulation S-K.

Description has been update

We note your disclosure that your common stock shareholders do not have cumulative voting rights in the election of directors. However, Article II Section 8 of your Bylaws indicates that such shareholders maintain cumulative voting rights.  Please reconcile.

We have reconciled the disclosure

The nature and extent of your business operations is unclear. You refer to yourself as a recently formed “development stage company with limited business operations,” no revenue, and $36 dollars in assets but also as having 50+ years of experience. It appears you may be planning on carrying on the operations of Taylor Brothers, Inc.; however, the disclosure suggests that you are a separate business renting space from Taylor Brothers, Inc. Please revise your registration statement to clarify the relationship between these companies and to file all material agreements as exhibits.  We may have further comments upon seeing your response.

We have entered into an agreement with Taylor Brothers to use two of their offices until we raise 66% of our offering. At that time we will begin paying $5,000 a month to Taylor Brothers.

We have no affiliation with Taylor Brothers even though we are in the same industry. We do not plan to merge with Taylor Brothers as they have been in business for over 25 years very successfully. We are in the business of selling and supporting our own franchises in the same industry. Our Franchisees will never be involved with Taylor Brothers.

We note that your officers and directors may award themselves salaries and benefits. Please disclose whether they will be paid such compensation from the offering proceeds.

In the updated dilution table we state they will not be paid from proceeds.

 Please clearly indicate that the named executive officers will also serve as your directors.

We updated the list to reflect Directors

We note your disclosure on page 8 that your officers and directors will only devote 20-30 hours per week to your operations. Please revise this section to discuss each officers’ and directors’ competing business obligations, if any.

We have added this additional information

Their other business interests do not currently present a conflict of interest with their role for the
Company. However, their personal interests and their other business interests may come into conflict with our interests and those of our minority stockholders. Additionally, we may compete with their other business interests for investment capital, technical resources, key personnel and other things. You should carefully consider these potential conflicts of interest before deciding whether to invest in shares of our common stock. We have not yet adopted a policy for resolving such conflicts of interests.

You disclose that James Bedal began working in the commercial kitchen exhaust industry in 2005.  However, you later state that in 1989, Mike Taylor and James Bedal founded the International Kitchen Exhaust Cleaning Association.  Please reconcile or advise.

We corrected this statement.

Please reconcile the fact that your Articles of Incorporation provide that you are incorporated in the State of Idaho with the reference to the Nevada Revised Statute.

We have updated our Articles

Please provide an address for each beneficial owner.  See Item 403(a) of Regulation S-K.

Please describe how your CEO will solicit purchasers of your securities

We have added the following;

Our CEO James Bedal as Agent for the Issuer will solicit in person known business associates, family and friends to invest.

Please explain the statement that there is no arrangement to address the possible effect of the offering on the price of stock.

We have deleted the sentence

In the penultimate sentence, please revise to provide that your officers and directors will own 69.7% of the outstanding shares if all of the units in this registration statement are sold to others. We note your disclosure on page 7 that your officers, directors, control persons and affiliates do not intend to participate in this offering.

We have amended accordingly

Please explain your reference to a “sole officer and director” and revise as necessary throughout the registration statement.

We have amended accordingly

We note your reference at the top of the page to more complete historical financial information at the end of this prospectus. Please explain to us what this disclosure is in reference to and why you believe it is appropriate, or remove it.

We have deleted the sentence that should have not been there,

Please disclose the actual date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1.

We have added the date March 21, 2016.

We note that you have not included the signature of your principal financial officer nor a majority of the board of directors as required by Form S-1.  Please revise accordingly.

We have adjusted the signatures.

Sincerely,

By:	/s/ James Bedal
James Bedal
Chief Executive Officer, Member of the Board of Directors

By:	/s/ Jeffrey Taylor
Jeffrey Taylor
Secretary, Member of the Board of Directors